eLong Reports First Quarter 2013 Unaudited Financial Results

Net revenues increased 42% versus Q1 2012

BEIJING, May 13, 2013 /PRNewswire/ -- eLong, Inc. (Nasdaq: LONG), a leading online travel service provider in China, today reported unaudited financial results for the first quarter ended March 31, 2013.

Highlights

■	Hotel room nights sold in the first quarter increased 71% to 4.9 million room nights compared to 2.8 million in the prior year period.

■	Hotel commission revenue for the first quarter increased 47% to RMB180.1 million (US$29.0 million), compared to RMB122.9 million (US$19.5 million) in the first quarter of 2012.

■	Net revenues for the first quarter increased 42% to RMB217.4 million (US$35.0 million), compared to RMB153.2 million (US$24.3 million) in the first quarter of 2012.

■	eLong’s domestic hotel coverage network expanded 54% year-on-year. Customers can now book more than 205,000 hotels through eLong, including international hotels available via direct connection to Expedia.

■	eLong mobile applications reached approximately 10 million cumulative downloads. Mobile bookings (through mobile apps and mobile-optimized websites) comprised more than 15% of our total room nights. Our iPhone application, eLong Travel, also was recently featured as a “Great Free App” by the iTunes China Apple store.

“In Q1, we further expanded our hotel booking market share and further strengthened our brand proposition of ‘Book Hotel, Use eLong’,” said Guangfu Cui, Chief Executive Officer of eLong. “We are also seeing terrific growth in mobile bookings which now comprise more than 15% of our room nights. We will continue to invest in mobile and execute our mobile and online hotel strategy.”

Business Results

Revenues

Total revenues by product for the first quarter of 2013 as compared to the same period in 2012 were as follows (in RMB million):

		%		%	Y/Y
	Q1 2013	Total	Q1 2012	Total	Growth
Hotel reservations	180.1	78%	122.9	75%	47%
Air ticketing	31.7	14%	27.2	17%	17%
Other	19.2	8%	13.8	8%	39%
Total revenues	231.0	100%	163.9	100%	41%[1]

Hotel Reservations

Hotel commission revenue increased 47% in the first quarter of 2013 compared to the same period in 2012, primarily due to higher volume, partially offset by lower commission per room night. Room nights sold in the first quarter increased 71% year-on-year to 4.9 million. Commission per room night decreased 15% year-on-year, primarily due to growth of our coupon program and faster rates of growth of lower average daily rate hotel room nights. Hotel commission revenue grew to 78% of total revenues from 75% in the prior year quarter.

1Note: Business tax, VAT and surcharges account for the difference in growth rates of Total Revenues and Net Revenues.

Air Ticketing

Air ticketing commission revenue increased 17% in the first quarter of 2013 compared to the prior year quarter, driven by a 21% increase in air segments to 672,000, partially offset by a 4% decrease in commission per segment. Commission per segment decreased mainly due to our air coupon program, as well as a decrease in average ticket price compared to the same quarter of 2012. Air ticketing commission revenue decreased to 14% of total revenues from 17% in the prior year quarter.

Other

Other revenue is primarily derived from advertising and travel insurance. Other revenue increased 39% year-on-year in the first quarter of 2013, mainly driven by increased advertising revenue. Other revenue was 8% of total revenues, consistent with the prior year quarter.

Profitability

Gross margin in the first quarter of 2013 increased to 75%, compared to 73% in the first quarter of 2012. The improvement in gross margin was driven by mix shift to hotel and online bookings and operational efficiencies, and was partially offset by lower hotel commission revenue per room night.

Operating expenses for the first quarter of 2013 as compared to the same period in 2012 were as follows (in RMB million):

	Q1 2013	% of Net Revenue	Q1 2012	% of Net Revenue	Y/Y Growth
Service development	36.5	17%	27.2	18%	34%
Sales and marketing	112.6	52%	66.9	43%	68%
General and administrative	21.6	10%	14.8	10%	46%
Amortization of intangible assets	0.9	-	0.3	-	N/M
Charges related to intangible assets	0.2	-	-	-	N/M
Total operating expenses	171.8	79%	109.2	71%	57%

Total operating expenses increased 57% for the first quarter of 2013 compared to the first quarter of 2012. Total operating expenses increased to 79% of net revenues in the first quarter of 2013 from 71% in the prior year quarter which led to an operating loss of RMB9.2 million compared to operating income of RMB2.7 million in the prior year quarter.

Service development expenses consist of expenses related to technology and our product offering, including our websites, platforms and other system development, as well as our supplier relations function. Service development expenses increased 34% compared to the prior year quarter, mainly driven by higher personnel expenses. Service development expenses decreased to 17% of net revenues in the first quarter of 2013 from 18% in the same quarter of 2012.

Sales and marketing expenses for the first quarter of 2013 increased 68% over the prior year quarter, mainly driven by increased spending on online marketing, hotel commission payments to affiliates and brand marketing advertising expenses. Sales and marketing expenses increased to 52% of net revenues in the first quarter of 2013 from 43% in the same quarter of 2012.

General and administrative expenses for the first quarter of 2013 increased 46% compared to the prior year quarter, mainly driven by higher share-based compensation charges, personnel expenses and professional fees. General and administrative expenses were 10% of net revenues, consistent with the same quarter of 2012.

Other income represents interest income, foreign exchange losses and other. Other income was RMB14.6 million in the first quarter of 2013 compared to other income of RMB12.4 million in the first quarter of 2012, primarily driven by an increase in interest income.

As of March 31, 2013, eLong held cash and cash equivalents, short-term investments and restricted cash of RMB1.9 billion (US$311 million), substantially all of which was held in Renminbi.

Net income for the first quarter of 2013 was RMB2.8 million, compared to net income of RMB11.9 million during the prior year quarter.

Basic net income per ADS and diluted net income per ADS for the first quarter of 2013 were each RMB0.08 (US$0.012), compared to basic net income per ADS and diluted net income per ADS of RMB0.34 (US$0.06) in the prior year quarter.

Business Outlook

eLong currently expects net revenues for the second quarter of 2013 to increase by 15% to 25% compared to the second quarter of 2012. This outlook reflects eLong’s current and preliminary view, which is subject to change.

CFO Transition

Mike Doyle, eLong’s Chief Financial Officer for the past four years, will be leaving the Company on May 31, 2013. “Mike has made outstanding contributions to eLong’s growth and development, and we wish him continued success in his future endeavors,” said Guangfu Cui. “I am proud of the progress we have made in turning around eLong’s business and in building a strong finance organization. I remain confident in eLong’s future and the ability of the team to achieve our objective to become China’s largest online hotel booking service provider,” said Mike Doyle.

eLong has appointed Philip Yang, as Interim CFO and Chief Accounting Officer, effective June 1, 2013. Mr. Yang is currently Vice President of Finance and Financial Controller of eLong. “Philip has been a trusted leader in our finance department for nearly seven years, and I am delighted that he will now assume a larger role in the execution of our mobile and online hotel strategy. In addition, we are considering external candidates to further strengthen our finance leadership team,” said Guangfu Cui.

Since joining eLong in 2006, Mr. Yang has held a number of leadership positions within eLong’s Finance department, including Internal Audit Director and Financial Controller. Prior to joining eLong, Mr. Yang was a senior auditor with Deloitte Touche Tohmatsu and also previously worked at Protiviti and TOM Group Limited. Mr. Yang is a graduate of Beijing Polytechnic University with a Bachelors Degree of Business Administration and Civil Engineering. He is a PRC Certified Public Accountant and a Certified Management Accountant.

Safe Harbor Statement

It is currently expected that the Business Outlook will not be updated until the release of eLong’s next quarterly earnings announcement; however, eLong reserves the right to update its Business Outlook at any time for any reason.

Statements in this press release concerning eLong’s future business, operating results and financial condition are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “future,” “is/are likely to,” “should” and “will” and similar expressions as they relate to eLong are intended to identify such forward-looking statements, but are not the exclusive means of doing so. These forward-looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Forward-looking statements include, but are not limited to, statements about our anticipated growth strategies, our future business development, results of operations and financial condition, our ability to control costs and/or maintain profitability, our ability to attract customers and leverage our brand, and trends and competition in the travel industry in China and globally. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause our actual performance and results to differ materially from those discussed in the forward-looking statements. Factors that could affect our actual results and cause our actual results to differ materially from those referred in any forward-looking statement include, but are not limited to, declines or disruptions in the travel industry, international financial, political or economic crises, a slowdown in the PRC economy, an outbreak of bird flu or other disease, eLong’s reliance on maintaining good relationships with, and stable air and hotel inventory from, hotel suppliers and airline ticket suppliers, and on establishing new relationships with suppliers on similar terms, our reliance on the TravelSky GDS system for our air business and Baidu (and its subsidiary Qunar) and Qihu for our search engine marketing, the risk that eLong will not be able to increase its brand recognition, the possibility that eLong will be unable to continue timely compliance with the Sarbanes-Oxley Act or other regulatory requirements, the risk that eLong will not be successful in competing against new and existing competitors, the risk that our infrastructure and technology are damaged, fail or become obsolete, risks associated with Expedia, Inc.’s (Nasdaq: EXPE) majority ownership interest and Tencent’s shareholding in eLong, risks relating to eLong’s investment in other businesses and assets, fluctuations in the value of the Renminbi, inflation in China, changes in eLong’s management team and other personnel, risks relating to uncertainties in the PRC legal system, including but not limited to, risks relating to our affiliated Chinese operating entities and risks relating to the application of preferential tax policies, and other risks mentioned in eLong’s filings with the U.S. Securities and Exchange Commission, including eLong’s Annual Report on Form 20-F.

If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward looking-statements. Investors should not rely upon forward-looking statements as predictions of future events. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements contained in this press release are qualified by reference to this cautionary statement.

Conference Call

eLong will host a conference call to discuss its first quarter 2013 unaudited financial results on May 14, 2013 at 8:30 am Beijing time (May 13, 2013, 8:30 pm ET). The management team will be on the call to discuss the quarterly results and to answer questions. The toll-free number for U.S. participants is +1-866-844-9413. The dial-in number for Hong Kong participants is +852-3001-3802. The toll-free numbers for China Mainland participants are 10800-712-1470 (China Unicom) and 10800-120-1470 (China Telecom) and the toll number for China Mainland participants is 86-400-810-4731. International participants can dial +1-210-795-0512. Pass code: eLong.

Additionally, an archived web cast of this call will be available on the Investor Relations section of the eLong web site at http://www.elong.net/AboutUs/conference.html.

About eLong, Inc.

eLong, Inc. (Nasdaq: LONG - News) is a leader in online hotel reservations in China offering consumers a leading hotel network of more than 205,000 bookable domestic and international properties in 200 countries worldwide. eLong uses innovative technology to enable travelers to make informed hotel and air ticket booking decisions through its convenient website and mobile (iPhone, iPad, Android, and Windows Phone) applications and easy to use tools such as destination guides, photos, virtual tours, maps and user reviews. eLong provides 24-hour customer support and the ability to fulfill domestic and international air ticket reservations across China. eLong’s largest shareholders are Expedia, Inc. (Nasdaq: EXPE) and Tencent Holdings Ltd. (HKSE: 0700). eLong operates websites including www.elong.com and www.elong.net.

For further information, please contact:

eLong, Inc.

Investor Relations

ir@corp.elong.com

+86-10-6436-7570

eLong, Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(IN THOUSANDS EXCEPT PER SHARE AND PER ADS AMOUNTS)

	Three Months Ended
	Mar. 31, 2012	Dec. 31, 2012	Mar. 31, 2013	Mar. 31, 2013
	RMB	RMB	RMB	USD(1)
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Hotel reservations	122,895	174,983	180,152	29,006
Air ticketing	27,158	31,454	31,687	5,102
Other	13,837	17,987	19,204	3,092
Total revenues	163,890	224,424	231,043	37,200
Business tax, VAT and surcharges	(10,737)	(15,630)	(13,648)	(2,197)
Net revenues	153,153	208,794	217,395	35,003
Cost of services	(41,274)	(58,386)	(54,818)	(8,826)
Gross profit	111,879	150,408	162,577	26,177

Operating expenses:
Service development	(27,236)	(36,358)	(36,495)	(5,876)
Sales and marketing	(66,949)	(110,144)	(112,615)	(18,133)
General and administrative	(14,774)	(17,409)	(21,584)	(3,475)
Amortization of intangible assets	(251)	(247)	(913)	(147)
Charges related to intangible assets	-	(1,860)	(177)	(28)
Total operating expenses	(109,210)	(166,018)	(171,784)	(27,659)
Income/(loss) from operations	2,669	(15,610)	(9,207)	(1,482)

Other income:
Interest income	11,606	14,691	14,629	2,355
Foreign exchange losses	(617)	(1,237)	(539)	(87)
Other	1,424	340	521	84
Total other income	12,413	13,794	14,611	2,352
Income/(loss) before income tax benefit/(expense)	15,082	(1,816)	5,404	870
Income tax benefit/(expense)	(2,648)	12,450	(3,276)	(528)
Impairment on equity method investment	-	(4,812)	-	-
Share of net income/(loss) in non-consolidated affiliates	(551)	(107)	644	104
Net income	11,883	5,715	2,772	446
Other comprehensive income	-	-	-	-
Total comprehensive income	11,883	5,715	2,772	446

Basic net income per share	0.17	0.08	0.04	0.006
Diluted net income per share	0.17	0.08	0.04	0.006

Basic net income per ADS(2)(3)	0.34	0.16	0.08	0.012
Diluted net income per ADS(2)(3)	0.34	0.16	0.08	0.012

Shares used in computing net income per share:
Basic	68,587	69,196	69,004	69,004
Diluted	69,342	69,862	69,733	69,733

Share-based compensation charges included in:	6,948	7,853	10,439	1,680
Cost of services	465	412	617	99
Service development	2,772	2,807	3,480	560
Sales and marketing	1,285	952	1,356	218
General and administrative	2,426	3,682	4,986	803

Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB6.2108 on March 31, 2013 in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve. No representation is made that the RMB amounts could have been, or could be, converted or settled into USD at the rates stated herein on the reporting dates, at any other rates or at all.

Note 2: 1 ADS = 2 shares.

Note 3: Non-GAAP financial measures.

eLong, Inc.

CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS)

	Dec. 31, 2012	Mar. 31, 2013	Mar. 31, 2013
	RMB	RMB	USD
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	311,140	363,201	58,479
Short-term investments	1,581,502	1,507,801	242,771
Restricted cash	61,400	61,400	9,886
Accounts receivable, net	127,973	167,539	26,975
Amounts due from related parties	23,639	45,445	7,317
Prepaid expenses	21,240	24,570	3,956
Deferred tax assets, current	15,342	15,733	2,533
Other current assets	53,324	58,272	9,383
Total current assets	2,195,560	2,243,961	361,300
Property and equipment, net	72,362	78,052	12,567
Investment in non-consolidated affiliates	42,031	42,675	6,871
Goodwill	77,782	78,152	12,583
Intangible assets, net	14,712	13,252	2,134
Deferred tax assets, non-current	31,037	43,090	6,938
Other non-current assets	37,149	37,111	5,975
Total non-current assets	275,073	292,332	47,068
Total assets	2,470,633	2,536,293	408,368

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	119,200	164,787	26,532
Income taxes payable	14,671	30,391	4,893
Amounts due to related parties	89,634	76,666	12,344
Deferred revenue	10,197	36,219	5,832
Accrued expenses and other current liabilities	198,970	176,035	28,344
Total current liabilities	432,672	484,098	77,945
Other liabilities	1,086	86	13
Total non-current liabilities	1,086	86	13
Total liabilities	433,758	484,184	77,958

Shareholders’ equity
Ordinary shares	2,864	2,864	461
High-vote ordinary shares	2,691	2,691	433
Treasury stock	(70,105)	(65,002)	(10,466)
Additional paid-in capital	2,238,577	2,248,840	362,085
Statutory reserves	15,409	15,409	2,482
Accumulated deficit	(152,561)	(152,693)	(24,585)
Total shareholders’ equity	2,036,875	2,052,109	330,410
Total liabilities and shareholders’ equity	2,470,633	2,536,293	408,368

eLong, Inc.

TRENDED OPERATIONAL METRICS

(IN THOUSANDS)

The metrics below are intended as a supplement to the financial statements found in this press release and in our filings with the SEC. In the event of discrepancies between amounts in these tables and our historical financial statements, readers should rely on our filings with the SEC and financial statements in our most recent press release.

We intend to periodically review and refine the definition, methodology and appropriateness of each of our supplemental metrics. As a result, metrics are subject to removal and/or change, and such changes could be material.

	2012 (Unaudited)					2013 (Unaudited)
	Q1	Q2	Q3	Q4	2012	Q1

Hotel Reservations
Room Nights	2,843	3,666	4,601	5,014	16,124	4,877
Room Night Y/Y	67%	65%	70%	94%	75%	71%
Average Daily Rate Y/Y	(12%)	(11%)	(9%)	(15%)	(12%)	(4%)
Commission/Room Night Y/Y	(19%)	(11%)	(27%)	(29%)	(22%)	(15%)
Hotel Commissions Y/Y	36%	47%	24%	38%	36%	47%

Air Ticketing
Air Segments	554	525	662	637	2,378	672
Air Segments Y/Y	(6%)	(8%)	12%	11%	3%	21%
Average Ticket Price Y/Y	1%	5%	0%	(4%)	1%	(1%)
Commission/Segment Y/Y	(5%)	1%	(7%)	(3%)	(4%)	(4%)
Air Commissions Y/Y	(10%)	(7%)	5%	8%	(1%)	17%

Non-GAAP Financial Measures

To supplement the financial measures calculated in accordance with generally accepted accounting principles in the United States, or GAAP, this press release includes certain non-GAAP financial measures including basic net income per ADS, diluted net income per ADS, Adjusted Earnings Before Interests, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), Adjusted Net Income (“ANI”) and Adjusted Net Income Per Share. We believe these non-GAAP financial measures may help investors understand eLong’s current financial performance and compare business trends among different reporting periods. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with GAAP. We seek to compensate for the limitations of the non-GAAP measures presented by also providing the comparable GAAP measures, GAAP financial statements, and descriptions of the reconciling items and adjustments, to derive the non-GAAP measures.

Adjusted EBITDA is defined as net income plus (1) interest expense (income); (2) income tax expense (benefit); (3) depreciation; (4) amortization of intangible assets; (5) share-based compensation charges; (6) foreign exchange losses (gains); (7) acquisition-related impacts, including (i) goodwill and intangible asset impairment, and (ii) losses (gains) recognized on non-controlling investment basis adjustments when we acquire controlling interests; and (8) certain other items, including restructuring charges, impairment loss on equity method investment and equity in net loss (income) of affiliates. We believe Adjusted EBITDA is a useful financial metric to assess our operating and financial performance before the impact of investing and financing transactions, if any, and income tax expense (benefit). Since share-based compensation charges are non-cash expenses, we believe excluding them from our calculation of Adjusted EBITDA allows us to provide investors with a more useful tool for assessing our operating and financial performance. In addition, we believe that Adjusted EBITDA is used by other companies and may be used by investors as a measure of our financial performance. The presentation of Adjusted EBITDA should not be construed as an indication that eLong’s future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business. The use of Adjusted EBITDA has certain limitations. Amortization and depreciation expenses for various non-current assets, share-based compensation charges, other income/(expenses), and income tax expense (benefit) have been and will be incurred and are not reflected in the presentation of Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, Adjusted EBITDA does not consider capital expenditures and other investing activities and should not be considered as a measure of eLong’s liquidity. We seek to compensate for these limitations by providing the relevant disclosure of our amortization and depreciation expenses, and share-based compensation charges in the reconciliations to the GAAP financial measure. The term Adjusted EBITDA is not defined under GAAP, and Adjusted EBITDA is not measure of net income, income from operations, operating performance or liquidity presented in accordance with GAAP. In addition, eLong’s Adjusted EBITDA may not be comparable to Adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate Adjusted EBITDA in the same manner as we do.

Adjusted EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP measures. We present a reconciliation of this non-GAAP financial measure to GAAP below.

eLong, Inc.

TABULAR RECONCILIATION FOR NON-GAAP MEASURE

Adjusted EBITDA

(IN THOUSANDS)

	2012 (Unaudited)					2013 (Unaudited)
	Q1	Q2	Q3	Q4	2012	Q1
	RMB	RMB	RMB	RMB	RMB	RMB

Net income/(loss)	11,883	16,013	(33,140)	5,715	471	2,772
Interest income	(11,607)	(14,006)	(14,955)	(14,691)	(55,259)	(14,629)
Income tax expense (benefit)	2,649	963	(7,178)	(12,450)	(16,016)	3,276
Depreciation	5,985	6,435	7,096	7,420	26,936	7,759
Amortization of intangible assets	251	279	279	247	1,056	913
Share-based compensation charges	6,948	8,168	6,979	7,853	29,948	10,439
Foreign exchange losses	618	29	83	1,237	1,967	539
Impairment loss on equity method investment	-	-	-	4,812	4,812	-
Other	(873)	-	(641)	1,627	113	(988)
Adjusted EBITDA	15,854	17,881	(41,477)	1,770	(5,972)	10,081

Adjusted Net Income generally captures all items on the statements of operations that occur in normal course operations and have been, or ultimately will be, settled in cash and is defined as net income plus net of tax: (1) share-based compensation charges; (2) acquisition-related impacts, including (i) amortization of intangible assets, including as part of equity-method investments, and goodwill and intangible asset impairment, (ii) losses (gains) recognized on changes in the value of contingent consideration arrangements, and (iii) losses (gains) recognized on non-controlling investment basis adjustments when we acquire controlling interests; (3) foreign exchange losses; (4) certain other items, including restructuring charges; and (5) discontinued operations. We believe Adjusted Net Income is useful to investors because it represents eLong’s results, taking into account depreciation, which management believes is an ongoing cost of doing business, but excluding the impact of other non-cash expenses, infrequently occurring items and items not directly tied to the core operations of our businesses.

Adjusted Net Income Per Share is defined as Adjusted Net Income divided by adjusted weighted average shares outstanding, which include dilution from options and warrants per the treasury stock method and include all shares relating to Performance Units in shares outstanding for Adjusted Net Income Per Share. This differs from the GAAP method for including Performance Units, which treats them on a treasury stock method basis. Shares outstanding for Adjusted Net Income Per Share purposes are therefore higher than shares outstanding for GAAP Net Income Per Share purposes. We believe Adjusted Net Income Per Share is useful to investors because it represents, on a per share basis, eLong’s consolidated results, taking into account depreciation, which we believe is an ongoing cost of doing business, as well as other items which are not allocated to the operating businesses such as interest income and income tax expense (benefit), but excluding the effects of non-cash expenses not directly tied to the core operations of our businesses. Adjusted Net Income and Adjusted Net Income Per Share have similar limitations as Adjusted EBITDA. In addition, Adjusted Net Income does not include all items that affect our net income and net income per share for the period. Therefore, we think it is important to evaluate these measures along with our consolidated statements of operations.

Adjusted Net Income and Adjusted Net Income Per Share should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP measures. We present a reconciliation of these non-GAAP financial measures to GAAP below.

eLong, Inc.

TABULAR RECONCILIATION FOR NON-GAAP MEASURE

Adjusted Net Income and Adjusted Net Income  Per Share

(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	2012 (Unaudited)					2013 (Unaudited)
	Q1	Q2	Q3	Q4	2012	Q1
	RMB	RMB	RMB	RMB	RMB	RMB

Net income/(loss)	11,883	16,013	(33,140)	5,715	471	2,772
Share-based compensation charges	6,948	8,168	6,979	7,853	29,948	10,439
Amortization of intangible assets	251	279	279	247	1,056	913
Foreign exchange losses	618	29	83	1,237	1,967	539
Other	(40)	(73)	317	1,711	1,915	(79)
Adjusted net income/(loss)	19,660	24,416	(25,482)	16,763	35,357	14,584

Shares used in computing adjusted net income per share:
GAAP diluted weighted average shares outstanding	69,342	69,225	69,404	69,862	69,443	69,733
Additional performance units	390	796	747	904	724	1,640
Adjusted weighted average shares outstanding	69,732	70,021	70,151	70,766	70,167	71,373

Adjusted net income/(loss) per share	0.28	0.35	(0.36)	0.24	0.50	0.20

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